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           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)
                        AMERICAN COUNTRY HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)
                             KFS ACQUISITION CORP.
                       KINGSWAY FINANCIAL SERVICES INC.
                      (NAME OF FILING PERSONS (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                  025278 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                    CLASS A COMMON STOCK PURCHASE WARRANTS
                        (TITLE OF CLASS OF SECURITIES)
                                NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               W. SHAUN JACKSON
                       KINGSWAY FINANCIAL SERVICES INC.
                              5310 EXPLORER DRIVE
                     MISSISSAUGA ONTARIO, L4W 5H8, CANADA
                           TELEPHONE: (905) 629-7888
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                   COPY TO:
      GEOFFREY ETHERINGTON III                D. ROGER GLENN
      EDWARDS & ANGELL, LLP                   EDWARDS & ANGELL, LLP
      750 LEXINGTON AVENUE                    750 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10022
      TELEPHONE: (212) 308-4411               TELEPHONE: (212) 308-4411
      FACSIMILE: (212) 308-4844               FACSIMILE: (212) 308-4844

                           CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
              $21,661,276                             $1,992.84
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (1) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of American Country Holdings Inc., a Delaware corporation (the "Company"), at a price of $2.10 per Common Share in cash, (2) the purchase of all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Shares") of the Company at a price of $12.00 per Preferred Share in cash, plus an Accrued Dividend Amount equal to $1.20 for every $1 in accrued and unpaid dividends at expiration of the offer, and (3) the purchase of all outstanding Class A Common Stock Purchase Warrants (the "Class A Warrants") at a price of $0.175 per warrant in cash. As of the Company's most recent publicly filed reports, there were (1) 9,613,503 Common Shares issued and outstanding, (2) 305,000 Preferred Shares issued and outstanding, and (3) 814,286 Class A Warrants issued and outstanding. According to the Company's most recent publicly filed reports, there were no outstanding options to acquire Common Shares with an exercise price of less than $2.10 per Common Share under employee stock option plans of the Company. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 9,613,503 Common Shares, less 555,471 Common Shares owned by the filing persons, and $2.10 per Common Share, (2) the product of 305,000 Preferred Shares, less 100,000 Preferred Shares owned by the filing persons, and $12.00 per Preferred Share,
(3) the product of the maximum dividends payable per quarter on the 205,000 Preferred Shares not owned by the filing persons, at a stated rate equal to 6% per annum on the stated value of $10 per share, and $1.20, representing the maximum expected Accrued Dividend Amount and (4) the product of 814,286 Class A Warrants and $0.175 per Class A Warrant. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: Not applicable.    Filing party: Not applicable.
Form or registration no.: Not applicable.    Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

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

CUSIP No. 025278 20 1

(1) Name of Reporting Person:

  KINGSWAY FINANCIAL SERVICES INC.

  S.S. or I.R.S. Identification No. of Above Person:

(2)Check the Appropriate Box if a Member of a Group*  (a) [X]

                                                      (b) [_]

(3) SEC Use Only

(4) Source of Funds*     WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                          [_]

(6) Citizenship or Place of Organization: ONTARIO

Number of Shares         (7)Sole Voting Power         -0-
Beneficially Owned
by Each Reporting
Person With

                         (8)Shared Voting Powerm      1,126,900

                         (9)Sole Dispositive Power    -0-

                         (10)Shared Dispositive Power 1,126,900

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,126,900

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      [_]

(13) Percent of Class Represented by Amount of Row (11):
                                                      11.06%

(14) Type of Reporting Person*:                       CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 025278 20 1

(1) Name of Reporting Person:

  AMERICAN SERVICE INSURANCE COMPANY, INC.

  S.S. or I.R.S. Identification No. of Above Person:

(2) Check the Appropriate Box if a Member of a Group*
                                              (a) [X]

                                              (b) [_]

(3) SEC Use Only

(4) Source of Funds*

  WC

(5) Check if Disclosure of Legal Proceedings is   [_] Required Pursuant to
    Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With
                               (7)Sole Voting Power         -0-

                               (8)Shared Voting Power 1,126,900

                               (9)Sole Dispositive Power    -0-

                               (10)Shared Dispositive Power
                                                      1,126,900

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

  1,126,900

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

(13) Percent of Class Represented by Amount of Row (11):

  11.06%

(14) Type of Reporting Person*:

  CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 025278 20 1

(1) Name of Reporting Person:

LINCOLN GENERAL INSURANCE COMPANY

S.S. or I.R.S. Identification No. of Above Person:

(2) Check the Appropriate Box if a Member of a Group* (a) [X]

                                                      (b) [_]

(3)SEC Use Only

(4) Source of Funds*     WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6) Citizenship or Place of Organization: PENNSYLVANIA

Number of Shares         (7)Sole Voting Power         -0-
Beneficially Owned
by Each Reporting
Person With

                         (8)Shared Voting Power       1,126,900

                         (9)Sole Dispositive Power    -0-

                         (10)Shared Dispositive Power 1,126,900

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,126,900

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      [_]

(13) Percent of Class Represented by Amount of Row (11):
                                              11.06%

(14) Type of Reporting Person*:
                         CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 025278 20 1

(1) Name of Reporting Person:

  UNIVERSAL CASUALTY COMPANY

  S.S. or I.R.S. Identification No. of Above Person:

(2) Check the Appropriate Box if a Member of a Group*
                                              (a) [X]

                                              (b) [_]

(3) SEC Use Only

(4) Source of Funds*

  WC

(5) Check if Disclosure of Legal Proceedings is   [_] Required Pursuant to
    Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With
                               (7)Sole Voting Power         -0-

                               (8)Shared Voting Power 1,126,900

                               (9)Sole Dispositive Power    -0-

                               (10)Shared Dispositive Power
                                                      1,126,900

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

  1,126,900

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

(13) Percent of Class Represented by Amount of Row (11):

  11.06%

(14) Type of Reporting Person*:

  CO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 TENDER OFFER

  This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by KFS Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Kingsway Financial Services Inc., an Ontario corporation ("Kingsway Financial"), to purchase (1) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of American Country Holdings Inc. (the "Company") tendered pursuant to the tender offer at $2.10 per Common Share, (2) all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Shares"), of the Company at $12.00 per Preferred Share (plus any applicable Accrued Dividend Amount), and (3) all outstanding Class A Common Stock Purchase Warrants (the "Class A Warrants") of the Company at $0.175 per Class A Warrant, in each case net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Statement also constitutes Amendment No. 1 to the Schedule 13D originally filed by Kingsway Financial, American Service Insurance Company, Inc., Lincoln General Insurance Company and Universal Casualty Company on November 30, 2001 with respect to the Common Shares (Securities and Exchange Commission file number 005-44649).

ITEMS 1 THROUGH 9, AND ITEM 11.

  The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Statement as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9, and Item 11 in this Statement.

ITEM 10. FINANCIAL STATEMENTS.

  Not Applicable.

ITEM 12. EXHIBITS.

(a)(1)(A)Offer to Purchase dated February 27, 2002.

(a)(1)(B)Letter of Transmittal.

(a)(1)(C)Notice of Guaranteed Delivery.

(a)(1)(D)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)Press Release of the Company dated February 27, 2002.

(a)(1)(H)Summary Advertisement dated February 27, 2002.

(b)Not applicable.

(c)Not applicable.

(d)Not applicable.

(e)Not applicable.

(f)Not applicable.

(g)Not applicable.

(h)Not applicable.

                                  SIGNATURES

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          KFS ACQUISITION CORP.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Director

Date: February 27, 2002

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement, insofar as it amends the statement on Schedule 13D filed on November 30, 2001, is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          AMERICAN SERVICE INSURANCE COMPANY,
                                          INC.

                                          By: /s/ James R. Zuhlke
                                              ---------------------------------

                                              Name:James R. Zuhlke
                                              Title:Chairman

                                          LINCOLN GENERAL INSURANCE COMPANY

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Chief
                                              Executive Officer

                                          UNIVERSAL CASUALTY COMPANY

                                          By: /s/ Marc Romanz
                                              ---------------------------------

                                              Name:Marc Romanz
                                              Title:Chief Operating Officer

Date: February 27, 2002

                               INDEX TO EXHIBITS

 EXHIBIT NUMBER DESCRIPTION OF EXHIBIT
 -------------- ----------------------
 (a)(1)(A)      Offer to Purchase dated February 27, 2002.
 (a)(1)(B)      Letter of Transmittal.
 (a)(1)(C)      Notice of Guaranteed Delivery.
 (a)(1)(D)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.
 (a)(1)(E)      Letter to Clients for Use by Brokers, Dealers, Commercial
                Banks, Trust Companies and Other Nominees.
 (a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.
 (a)(1)(G)      Press Release of the Company dated February 27, 2002.
 (a)(1)(H)      Summary Advertisement dated February 27, 2002.
 (b)            Not applicable.
 (c)            Not applicable.
 (d)            Not applicable.
 (e)            Not applicable.
 (f)            Not applicable.
 (g)            Not applicable.
 (h)            Not applicable.